PIRANHA VENTURES, INC.

34808 Staccato Street

Palm Desert, California 92211

February 1, 2010

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Piranha Ventures, Inc.

File No. 000-21909

Dear Ms. Bouvet:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated January 12, 2010, are quoted below and are followed in each case by the Company’s response thereto.

General

Comment No. 1

Please note that your registration statement will become effective by operations of law 60 days from the date you filed it and that you will then be responsible for fling reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response

We will continue to monitor the 60 day period. At this time, we are hopeful that we can respond to all of your comments within the 60 day period.

Special Note Regarding Forward-Looking statements, page 3

Comment No. 2

Please note that reliance upon the safe harbor protection for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Response

We have modified the language.

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

February 1, 2010

Item 1. Business

Organization and Corporate History, page 3

Comment No. 3

We note in your disclosure that Piranha is in the process of investigating potential business ventures, which, in management’s opinion, will provide a source of eventual profit to Piranha. Please tell us what steps, if any, you have taken in effectuate a business combination.

Response

Additional disclosure has been added.

Item 1A. Risk Factors

General

Comment No. 4

The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. As examples, the captions: “We will have only a limited ability to evaluate potential new directors and officers, and the management of target businesses,” and “There is a lack of meaningful public market for our securities” fail to highlight for investors the frisks that you are identifying. Each distinct risk should be concisely identified in a separate caption and discussed in the related paragraph. Generic or vague formations of the resulting risk should be avoided. Revise throughout.

Response

The disclosure has been revised.

Comment No. 5

We note in several of your risk factors that you reference your current directors and officers; however, it appears that you only employ one officer. Please revise throughout.

Response

The disclosure has been revised.

Item 2. Financial Information

Liquidity and Capital Resources, page 9

Comment 6

We note that management has indicated a willingness to help support Piranha’s ongoing expenses through the purchase of securities of Piranha or through loans, and that management anticipates only nominal continuing expenses. To the extent possible, please disclose the amount and nature of the expenses you expect to incur during the next 12 months and how you plan to find these amounts should your current management choose not to pay such expenses on your behalf.

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

February 1, 2010

Response

Additional disclosure has been added.

Item 5. Directors and Executive Officers

Management, page 11

Comment no 7

Your disclosure in this section indicates that Mr. Ipson and Mr. Olsen are nominees for the director position. Please revise or advise accordingly.

Response

The disclosure has been revised.

Comment No. 8

Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K. Include the names of the business or organization along with the respective dates of employment, for each director and executive officer. In this regard, we note on page 5, that your officers and directors do not work full time for Piranha and may have outside business interests that directly conflict with those of Piranha. Please revise your disclosure to indicate if they hold positions in other business which present a conflict of interest when evaluating possible merger partners or other businesses your may consider for acquisitions in the future. Also, please confirm that Mr. Ipson is not currently a director of any other public companies. See Item 401(3) (2) of Regulation S-K.

Response

The disclosure has been revised.

Comment No. 9

Please tell us whether Angela Ross and Brant Dee are currently directors of the Company, as we note that they are listed as directors in your Form D filed on October 22, 2009.

Response

They are no longer directors. The Company elected new directors at their shareholder meeting in 2009 and Angela Ross and Brant Dee did not want to run for reelection as directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13

Comment No. 10

Your disclosure indicates that no material transactions occurred during the last five fiscal years in which the amount involved exceeded $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years. However, in note 4 to the Financial Statements, you state that during 2006, 2007, 2008 and 2009, a corporation affiliated with an officer and director of Piranha and a shareholder of Piranha paid certain outstanding obligations of Piranha, for a total 0f $26, 745. Please revise your disclosure I this section to provide a materially complete description of this debt or tell us why you believe that the debt need not be disclosed under Item 404 of Regulation S-K.

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

February 1, 2010

Response

The disclosure has been revised.

Comment No. 11

Although your caption signals that you will discuss director independence, a corresponding discussion does not ensue. Please provide the disclosure required by Item 407(a) of Item Regulation S-K.

Response

Additional disclosure has been added.

Item 15. Financial Statements and Exhibits

General

Comment No. 12

In light of your lack of current operations, please tell us how you considered whether the company should be identified as a development stage enterprise as defined in paragraphs 8 and 9 of SFAS 7. If you determine that the company is currently a development stage enterprise, please revise your financial statements to present the disclosures required by paragraphs 11 and 12 of SFAS 7. Note that footnote 7 of paragraph 11(b) indicates that for a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts shall be from inception of the development stage.

Response

FASB issued guidelines for identifying a development stage enterprise. An enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a) planned principal operations have not commenced; b) planned principal operations have commenced, but there has been no significant revenue.

When Piranha’s financial statements were prepared, management determined that it was not in the development stage because the company’s business purpose and principal operation is to seek an acquisition candidate. The principal operations commenced at the time that there was a change in control or reactivation and are not intended to generate revenue. The company is not expending efforts to establish a new business, but rather to acquire an existing business.

Item 1. Index to Exhibits, page 17

Comment No. 13

We note that you have incorporated by reference exhibits 3.01, 3.02 and 3.03 from your SB-2 Registration Statement filed December 23, 1886 (file number 333-18605). However, you appear to be ineligible to incorporate exhibits by reference because you do not currently have a reporting requirements with the Commission. See Item 10*d) of Regulation S-K. Please file the complete exhibits with your amended registration statement or advise.

Response

The exhibits are included in this filing.

Stephani Bouvet, Esq.

Matthew Crispino, Esq.

United States Securities and Exchange Commission

February 1, 2010

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

Piranha Ventures, Inc.

/s/ Robert Ipson

Robert Ipson, CEO